Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a copy of materials used in presentations made to investors by CPB Inc. held on April 24, 2003 and posted on its web site (www.cpbi.com) on April 24, 2003.

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Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a copy of materials used in presentations made to investors by CPB Inc. held on April 24, 2003 and posted on its web site (www.cpbi.com) on April 24, 2003.

Slide 1

CPB Inc.

[LOGO]          Merger with          [LOGO]

CB Bancshares, Inc.

Q1-2003 Update

April 24, 2003

[LOGO]

Slide 2

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Slide 3

Forward-Looking Information (cont.)

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto.  Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www.sec.gov.  The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to:  CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

Slide 4

CPB—Q1’ 2003 Summary

($ in millions)

	Q1-2003	Q1-2002	Variance
Net Income	$8.6	$7.5	14%
Earnings Per Share	0.52	0.47	11

Total Assets	$2,033	$1, 861	9%
Net Loans	1,318	1,250	5
Deposits	1,654	1,476	12

Performance Ratios
Net Interest Margin	4.98%	5.07%	(9	) bps
Efficiency Margin	50.07	52.48	(241)
Return on Average Assets	1.73	1.63	10
Return on Average Equity	19.18	19.89	(71)

Credit Quality
NPAs/Loans + OREO	0.05%	0.30%	(18	) bps
Reserves/Loans	1.87	1.94	(7)

Source:  Earnings release dated 4/17/03.

Slide 5

CBBI—Q1’ 2003 Summary

($ in millions)

	Q1-2003	Q1-2002	Variance
Revenues	$23.8	$23.4	2%
Non-Interest Expenses	13.6	13.3	2
Earnings Before Provision	$10.2	$10.1	1
Provision for Loan Losses	4.3	4.9	(12)
Net Income	4.0	3.5	14
Reported EPS	1.01	0.91	11

Total Assets	$1,657	$1, 542	7%
Net Loans	1,124	1,156	(3)
Deposits	1,146	1,109	3
Equity	155	136	11

Source:  Earnings release dated 4/17/03.

Slide 6

CBBI—Q1’ 2003 Summary

($ in millions)

	Q1-2003	Q1-2002	Variance
Performance Ratios
Net Interest Margin	4.76%	5.38%	(62	) bps
Efficiency Margin	56.98	56.53	45
Return on Average Assets	0.97	0.92	5
Return on Average Equity	10.54	10.63	(9)

Credit Quality
NPAs/Loans + OREO	1.08%	1.63%	(55	) bps
Reserves/Loans	2.70	1.88	82

Source:  Earnings release dated 4/17/03.

Slide 7

CBBI:  Non-Performing Assets

($ in millions)

[CHART]

(1) Source:  Company’s 10-Ks and 10-Qs.

(2) Source:  Earnings release dated 4/17/03.

Slide 8

CBBI:  Non-Performing

Assets/Loans + OREOs

[CHART]

(1) Source:  Company’s 10-Ks and 10-Qs.

(2) Source:  Earnings release dated 4/17/03.

Slide 9

CBBI:  Reserves-to-Loans

[CHART]

(1) Source:  Company’s 10-Ks and 10-Qs.

(2) Source:  Earnings release dated 4/17/03.

Slide 10

A Note on CBBI’s Q1-03 Earnings

•              Annualized Earnings before Provision in line with CPB’s projections for CBBI

•              Improving asset quality

                •              NPAs down for 6 consecutive quarters to $12.4 million

                •              NCOs negligible ($0.2 million)

                •              Loan Loss Reserves now boosted to 2.70%

•              Provision for Loan Losses higher than expected

Slide 11

CPB Inc.

[LOGO]          Merger with          [LOGO]

CB Bancshares, Inc.

Q1-2003 Update

April 24, 2003